July 16, 2019

Charles Jones
Managing Member and Chief Executive Officer
Opening Night Enterprises, LLC
80 W Sierra Madre Blvd, Suite 141
Sierra Madre, CA 91024

       Re: Opening Night Enterprises, LLC
           Post-Qualification Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed June 19, 2019
           File No. 024-10712

Dear Mr. Jones:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A filed June 19, 2019

Risk Factors
Risk of Authorizing Immediate Use of Commitment Prior to Minimum Capitalization of the
Company, page 12

1. We note your disclosure on page 12 that suggests that funds will be repaid on a pro-rata basis to an investor that has not waived its right of refund in the event that at least $20 million is not raised and, as a result, there is no Series or live stage production completed.
      However, this does not appear to be consistent with your disclosure that the company is not offering investors any arrangement, as part of the offering terms, to return part or all of the investors' funds in the event that the company fails to secure any given offering minimum amount. Please advise, or otherwise reconcile such disclosure. We also note disclosure on page 12 that amounts will be returned to members on a pro-rata basis if there are unspent amounts after abandonment of the Series or one or more musicals. If
 Charles Jones
FirstName LastNameCharles Jones
Opening Night Enterprises, LLC
Comapany NameOpening Night Enterprises, LLC
July 16, 2019
July 16, 2019 Page 2
Page 2
FirstName LastName
         investors have such rights of refund or return, also disclose where such rights are set forth.
Signatures, page 68

2. We note that the offering statement is only signed by Charles Jones. Please tell us how this complies with Instruction 1 in the Form 1-A Instructions to Signatures. In that regard, we note your disclosure that the company will be managed initially by three managing members.
General

3. We note that section 10 of your subscription agreement contains a mandatory arbitration provision. Please describe such provision in your offering circular, and disclose whether this provision applies to actions arising under the federal securities laws. If the provision does not apply to actions arising under the federal securities laws, please also ensure that the subscription agreement states this clearly.
4. We note that section 10 of your subscription agreement states that any legal suit, action or proceeding arising out of or relating to the subscription agreement shall be instituted exclusively in a state or federal court in Los Angeles County, California. Provide disclosure about this provision in your offering circular, including the relevant forum for litigation. Describe any risks or other impacts on investors. Disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly. In addition, revise to clarify how this provision operates in connection with the arbitration provision also set forth in section 10.
5. Please disclose the arbitration provision set forth in Article 11.5 of the operating agreement. We also note that Article 11.10 of your operating agreement includes a fee-
         shifting provision. Include disclosure in your offering statement about the fee-shifting provision, including the following matters:
           the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws;
           the level of recovery required by the plaintiff to avoid payment;
and
           who is subject to the provision (e.g., former and current unitholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

         In addition, please add risk factor disclosure regarding how the provision could discourage unitholder lawsuits that might otherwise benefit the company and its unitholders. Please also clarify whether you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering.
 Charles Jones
Opening Night Enterprises, LLC
July 16, 2019
Page 3


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.



FirstName LastNameCharles Jones                              Sincerely,
Comapany NameOpening Night Enterprises, LLC
                                                             Division of
Corporation Finance
July 16, 2019 Page 3                                         Office of
Transportation and Leisure
FirstName LastName